

October 28, 2013

<u>Via U.S. Mail</u>
Mr. Osman J. Kaldirim, President
Woodgate Energy Corporation
2500 Tanglewilde, Suite 260
Houston, TX 77063

> **Re: Woodgate Energy Corporation**
> **Form 8-K**
> **Filed September 9, 2013**
> **Form 8-K/A**
> **Filed October 23, 2013**
> **File No. 0-54834**

Dear Mr. Kaldirim:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and include the subsequent interim period *through the date of dismissal* (the actual date of change disclosed in paragraph one was July 8, 2013) to state whether there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise accordingly.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Mindy Hooker

Mindy Hooker
Accountant